SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Trump Entertainment Resorts, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 per Share

(Title of Class of Securities)

89816T103

(CUSIP Number)

James Panella Morgan Stanley 1585 Broadway NY, NY 10036 Tel: (212) 762-6942

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2006

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(e), 13d -1(f) or 13d -1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d -7 for other parties to whom copies are to be sent.

CUSIP No. 89816T103	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,473,243
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,473,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,473,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.16%
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 89816T103	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley& Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,473,243
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,473,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,473,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.16%
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 amends the Report on Schedule 13D, originally filed on January 17, 2006 (the "Schedule 13D"). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

   Item 2. Identity and Background.

      (a) This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”) and Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.” and, together with MS, the “Reporting Persons”). MS&Co. is a wholly-owned subsidiary of MS.

   Item 3. Source and Amount of Funds or Other Consideration.

On April 5, 2005, the United States Bankruptcy Court for the District of New Jersey, confirmed the Second Amended Joint Plan of Reorganization of Trump Hotels & Casino Resorts, Inc. (the “Predecessor Company”), dated March 30, 2005 (the “Reorganization Plan”) and the findings of fact and conclusions of law, together with all documents and instruments prepared in connection therewith. The Reorganization Plan became effective on May 19, 2005, pursuant to which Morgan Stanley received 4,758,463 shares of Class A Common Stock of the Company in full and final satisfaction of their respective claims as pre-petition note holders of the Predecessor Company. The purchase price for the additional 714,780 shares of Common Stock purchased by MS&Co. was $13,310,958.1 Such price was funded by internally generated funds.

   Item 4. Purpose of Transaction.

     On January 26, 2006, Morgan Stanley spokesman Mark Lake said the filing of the Schedule 13D "was a legal requirement due to our increased ownership and should not be viewed as an indication of any change in our investment philosophy with respect to the company.”

     As a result of the Reorganization Plan described in Item 3 above, on May 20, 2005, MS&Co. received 4,758,463 shares of Common Stock. In addition, as of the filing date 714,780 shares of Common Stock have been acquired by MS& Co. for investment purposes.

   Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 5,473,243 shares of Common Stock, or approximately 20.16% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, as of the filing date MS&Co. may be deemed to beneficially own 5,473,243 shares of Common Stock, or approximately 20.16% of the outstanding shares of Common Stock.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) MS&Co. has effected the following sales of Common Stock subsequent to those reported on the Reporting Persons’s most recent Schedule 13D filing:

Date	Amount	Price
01/06/2006	9,000	$20.06
01/17/2006	43,862	$20.16

     Other than the transactions described above, to the best of the Reporting Person’s knowledge, none of the executive officers or directors of the Reporting Persons (listed on attached Schedules A and B) nor any other Reporting Person have effected any transaction in the Common Stock since the most recent Schedule 13D filing.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement

[1]Please note that this number includes 47,973 shares of Common Stock purchased by MS&Co. from Morgan Stanley DW Inc., an affiliate of MS.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2006

MORGAN STANLEY

By:	/s/ Dennine Bullard

	Name:	Dennine Bullard
	Title:	Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Dennine Bullard

	Name:	Dennine Bullard
	Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
*Roy J. Bostock	Chairman of the Partnership for a Drug Free America
*Erskine B. Bowles	President of the University of North Carolina
*Edward A. Brennan	Former Chairman, President and Chief Executive Officer of Sears, Roebuck and Co.
*Charles Chasin	Managing Director of MS&Co. and Chief of Staff to the Acting President of MS
*Sir Howard J. Davies	Director, London School of Economics and Political Science
*C. Robert Kidder	Principal, Stonehenge Partners, Inc.
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Charles H. Noski	Former Corporate Vice President and Chief Financial Officer of Northrop Grumman Corporation
*O. Griffith Sexton	Adjunct Professor, Columbia Business School and Visiting Lecturer, Princeton University
*Dr. Laura D’Andrea Tyson	Dean of the London Business School
*Dr. Klaus Zumwinkel	Chairman of the Board of Management, Deutsche Post AG
Walid A. Chammah	Head of Investment Banking
Jonathan Chenevix-Trench	Chairman, Morgan Stanley International
Zoe Cruz	Acting President
Thomas Daula	Chief Risk Officer
Raymond Harris	Acting President and COO, Individual Investor Group
David Heleniak	Vice Chairman
Roger C. Hochschild	President and COO, Discover Financial Services
Jerker Johansson	Co-Head of Institutional Sales and Trading
Gary G. Lynch	Chief Legal Officer

Alasdair Morrison	Chairman and CEO, Morgan Stanley Asia
Eileen Murray	Head of Global Operations and Technology
David W. Nelms	Chairman and CEO, Discover Financial Services
Thomas Nides	Chief Administrative Officer and Secretary
Neal A. Shear	Co-Head of Institutional Sales and Trading
David H. Sidwell	EVP and Chief Financial Officer
Cordell G. Spencer	Deputy Head of Investment Banking
Owen D. Thomas	President and COO, Investment Management
* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF

MORGAN STANLEY & CO. INCORPORATED

     The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
*Walid A. Chammah	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of Morgan Stanley (“MS”)
*Charles Chasin	Managing Director of MS&Co. and Chief of Staff to the Acting President of MS
*Zoe Cruz	Managing Director, Chief Executive Officer and President of MS&Co. and Acting President of MS
*Richard Portogallo	Managing Director of MS&Co. and Head of U.S. Equity Division of MS
*Robin Roger	Managing Director of MS&Co. and Chief of Staff to the Chief Legal Officer of MS
*Neal A. Shear	Managing Director of MS&Co. and Co-Head of Institutional Sales and Trading of MS
*Cordell G. Spencer	Managing Director of MS&Co. and Deputy Head of Investment Banking of MS
John H. Faulkner	Managing Director, General Counsel and Secretary of MS&Co.
Alan Scheuer	Managing Director and Treasurer of MS&Co. and Treasurer of MS
Paul C. Wirth	Managing Director and Chief Financial Officer of MS&Co. and Controller of MS
* Director